

DYNATRONICS

2008 ANNUAL REPORT



Letter to Shareholders

The primary objective of the past year has been to successfully integrate the six distributor businesses acquired at the beginning of the fiscal year. Although filled with some of the typical turmoil and adjustments associated with such complex transactions, we have successfully eliminated five points of distribution, reduced personnel by over 20%, cut annual expenses by over $2,000,000 and virtually doubled sales over the prior year. We believe the assimilation has been a success.

Most importantly, anticipated sales from these acquisitions achieved expectations. The sales team has migrated well to the new Dynatronics platform and we are busy launching integrated sales efforts as we start this new fiscal year. The strategy instigated at the beginning of the fiscal year called for the company to transition from being a manufacturer to also being a distributor. That transition has been costly and took a few months longer than expected, but it is positioning us to be competitive in the dynamic market we serve.

Before discussing the financial results for the year, let me point out three important facts: First, the reported pre-tax losses of almost $10,000,000 for fiscal year 2008 were mostly the result of acquisition-related factors and required accounting adjustments. Second, with those factors stripped away, the operating losses were less than $500,000. Third, now that these losses are behind us, we believe that we are positioned to capitalize on the strategic plans we implemented a year ago and are accelerating toward profitability.

Dealer Acquisitions

Our initiative to acquire six key dealers was implemented in response to consolidation pressures within our market. Channels of distribution were being consolidated as two large companies were actively acquiring distributors and/or manufacturers. Failure to act, in our judgment, would likely have resulted in Dynatronics ultimately becoming a captive manufacturer for one or two main distributors.

The process of assimilating the six acquired dealers over the course of the past year caused us to incur over $2 million in mostly acquisition-related expenses, including the expense of exhausting acquired dealer inventories of Dynatronics products with wholesale cost basis instead of Dynatronics' manufactured cost basis, reducing personnel and the associated severance costs, stock option expense, and duplicate SG&A overhead costs. On July 2, 2007, Dynatronics inherited six different warehouses and associated staff, bringing to eight the total number of distribution points. Over the course of the year we closed all of the acquired distribution facilities, except the warehouse in Pleasanton, California, that continues to service the West Coast. In addition to Pleasanton, three field sales support offices were also maintained: one each in Houston, Texas, Youngstown, Ohio, and Detroit, Michigan.

Stock Prices and the Subsequent Goodwill Write-Off

As I prepare this letter (September 26, 2008), the common stock of the company was trading at $.50 per share – a level not seen since 1986. With the stock trading below $1, NASDAQ issued a deficiency letter to Dynatronics indicating that failure to cure the deficiency would result in delisting the company's stock from the NASDAQ Small Cap Exchange on December 22, 2008. Given general market conditions, overcoming that deficiency will be a steep hill to climb. It is likely we will move our stock to the OTC Bulletin Board if we are unable to cure the deficiency unless NASDAQ implements extensions of the six-month rule.

We are certainly disappointed in the decline in value of the stock and believe it is markedly undervalued at current levels. We believe the decline in price was in part a result of reported losses over the past few quarters, but also because of general pressures on the financial markets in the United States. We will do all we can to cure this deficiency by helping investors understand the underlying causes of the current stock price and the promising forecast for the company's future.

Nevertheless, an unfortunate accounting side effect of the decline in the value of the company's common stock was a required write-off of $6.6 million in goodwill assets. Under accounting rules applicable to the company, goodwill remains on the books at book value unless there is an impairment of that goodwill. Goodwill is deemed impaired if the market value of the company drops below the net book value of its assets. When Dynatronics' market capitalization dropped below its net book value at the end of the fiscal year, it triggered an impairment analysis. To the extent the excess book value of the company was attributable to goodwill in that analysis, we were required to write down the goodwill to match market value.

In our case that meant all the goodwill on the books, totaling over $6.6 million, had to be written off. This write-off is a non-cash expense. Most of that goodwill was associated with the acquisitions at the first of the fiscal year, as well as the 1996 acquisition of our Tennessee operations. The good news is that we no longer have to worry about goodwill impairment or the cost of such analysis each year unless we add more goodwill through future transactions.

Other Adjustments

In the course of the past year we determined that our reserves for bad debts and inventory obsolescence should be increased until we have more experience with the new post-acquisition operating paradigm. These changes resulted in over $750,000 in adjustments that contributed to the loss booked for fiscal year 2008.

Letter to Shareholders

While we do not want to minimize the significance of a reported pre-tax loss of almost $10,000,000, I felt it was important for you to understand that the losses are attributable primarily to the assimilation costs of the acquisitions, the goodwill write-off and the reserve account adjustments. These are acquisition-related expenses and to a large extent they belie the underlying operational efficiencies that are emerging and pointing to the future potential of the company.

Solid Reasons to Be Optimistic About the Future

We have identified several factors that will help accelerate our push to profitability in this new fiscal year. Increased sales and improved margins will be key. Factors we expect will help drive sales and improve margins in fiscal year 2009 include the following:

- We expect the introduction of our first consolidated catalog in September 2008 to give sales a strong push going into the second quarter of the new fiscal year. In addition, a new price list, including the first price increase for our core products in over 20 years, should help improve margins. This new catalog not only showcases more than 12,000 products, but it also brings a sense of cohesiveness to our sales effort that was previously missing.

- During the past year we introduced the Synergie Elite line of aesthetic products. This is the first major redesign of Dynatronics' popular cellulite reduction and microdermabrasion devices. It promises to bring renewed interest to this high-margin product line.

- Efforts are underway to expand both domestic and international sales. With 36 direct sales representatives in 29 states, our presence of direct sales professionals continues to grow. Over the coming year, however, we will focus on bringing experienced distributors and dealers on board in areas where representation is limited.

- International sales have always been somewhat elusive for Dynatronics. We plan to overcome this by teaming up with larger distributors in foreign countries.

- Introduction of new, innovative products will also help to drive additional sales in the coming year.

Looking Ahead With Confidence

The storm of assimilation is past. The accounting adjustments have been made. We are now positioned to capitalize on the strategic plans we set in place last year.

We do not minimize the concern caused by the losses of this past year. However, with that chapter in our history now closed, and our initiatives for growth, profitability and improved shareholder value firmly in place, we are moving forward with confidence.

Sincerely,

Kelvyn H. Cullimore Jr.
Chairman, President and CEO


Kelvyn H. Cullimore Jr.
Chairman, President and CEO

Dynatronics Products in Action................

Dynatronics products are spreading across the nation, earning a strong reputation for quality and effectiveness as athletes, athletic trainers, physical therapists and sports teams experience the power of these treatment devices. It is not a coincidence that hundreds of professional and collegiate sports teams own and use Dynatronics equipment on a daily basis.

Quality products and successful treatment results are key to the success of these products. But they are not the only factors. The service we provide also plays a pivotal role. At Dynatronics, we do everything other suppliers typically won't do. We provide ongoing product and treatment education. We offer personalized service throughout the nation. We have loaner programs to make sure our customers always have functional equipment in the field and in the clinic. And we pursue innovation and excellence relentlessly.

We invite you to review the following pages, which are filled with samples of our products in action and what people have to say about them.


709

The Solaris® 709 is the company's top-selling device.


ADAMSGOLF

"The Solaris 709 has been extremely helpful and beneficial to me and my family. My wrist injury several months ago healed perfectly and much faster than expected.

For years, I have had problems with the muscles in my forearms and after several treatments with the Solaris device the pain is gone. My wife and children have had various problems with TMJ, their backs, necks, and other issues and they all got relief.

I highly recommend the Solaris 709. It is easy and safe to use anytime and anywhere: in your home, while watching TV or reading a book. My family and I have had very positive experiences of healing and pain relief by using the Solaris 709. With many thanks to Dynatronics and the Solaris 709, we are healthy and are enjoying life to the fullest."

Bernhard Langer
Two-Time Masters Champion



More powerful than hundreds of sales calls is the power of personal experience – a power that is making Dynatronics a driving force in the marketplace.





Shaquille O'Neal
Three-time NBA Final Most Valuable Player
Four-time NBA Champion
Dynatron Solaris Owner

Minnesota Vikings

"The Dynatron X5 has become an integral component to the treatment protocol of the Minnesota Vikings athletic training staff. Its pre-set functions make the X5 easy to use and provide a comfortable, uninterrupted treatment session. Whether we're using the probes for acute injuries or the hands-on application for chronic injuries, the X5 has produced valuable results in all phases of the healing process. Portable enough to take on the road and affordable enough for all athletic training settings, the Dynatron X5 is highly recommended by the Minnesota Vikings athletic training staff."

Rob Roche MS, ATC
Assistant Trainer Minnesota Vikings

The New Dynatronics Catalog!

Over a year in the making, the Dynatronics 2009-2010 catalog is by far the largest catalog our company has ever published. With 462 pages and close to 12,000 products, it more than doubles the size of Dynatronics' previous catalog.

With the addition of thousands of new items, every physical therapist, chiropractor and health professional should now be able to look to Dynatronics to fill all their clinical and treatment needs. At the same time, these new product offerings are opening up fresh and profitable markets for Dynatronics in the fields of strength and cardio equipment, hand therapy, Pilates and yoga, as well as the everyday supplies used in clinics across the nation.

The new Dynatronics 2009-2010 catalog will prove to be one of the most powerful sales tools in the market – a strategic advantage for successfully building our company's future.


2009 - 2010
Rehabilitation Products
CATALOG
Dynatronics
www.dynatronics.com | info@dynatron.com
709
BODYFIT
DYNATRON
ion
Buffered Iontophoresis Electrodes

Synergie

In 1998 Dynatronics introduced its first product designed for the aesthetic market under the brand name of Synergie. The brand's initial products – the Classic models – are still offered in the Synergie line. However, in April 2008 the company introduced an addition to its aesthetic products: the Synergie Elite line.

The Synergie Elite products include the Aesthetic Massage Device for the treatment of cellulite, the Microdermabrasion and Facial Vacuum Massage products for providing upscale facial treatments, and the biostimulatory Light Therapy unit, used for multiple facial and body treatments.

The new Elite line of the Synergie brand has been well received in aesthetic settings and spas. While the Elite products sell for more than the original Classic models, the sleeker, more updated design, plus the features that make providing the treatment easier for the technician, create a value that has attracted attention in the marketplace.

Synergie product sales have increased significantly since the introduction of the Elite line.


MDA
AMS
88
synergie
MDA Device
Light Therapy
AMS Device

Board of Directors

Management

Kelvyn H. Cullimore Jr.
Chairman, President and CEO

Kelvyn H. Cullimore
Vice Chairman

Larry K. Beardall
Executive Vice President of Sales and Marketing

Ronald J. Hatch
Vice President of Production and R&D

Terry M. Atkinson, CPA
Chief Financial Officer

Robert J. (Bob) Cardon
Vice President of Administration

Christopher B. Clarkson
General Manager - Tennessee Operation



TOP: Howard L. Edwards, Val J. Christensen, Mark A. Crockett, Joseph H. Barton
BOTTOM: Kelvyn H. Cullimore, Kelvyn H. Cullimore Jr. and Larry K. Beardall

Board Members

- Kelvyn H. Cullimore Jr.
  Chairman, President and CEO
- Kelvyn H. Cullimore
  Vice Chairman
- Larry K. Beardall
  Executive Vice President of Sales and Marketing
- Howard L. Edwards
  Director
- Joseph H. Barton
  Director
- Val J. Christensen
  Director
- Mark A. Crockett
  Director

Management's Discussion and Analysis or Plan of Operation

Overview

Our principal business is the design, manufacture, marketing, distribution and sales of physical medicine products and aesthetic products. With the acquisition of six key distributors in June and July 2007, we expanded the number of products we sell to over 12,000 physical medicine and aesthetic products through a combination of direct sales representatives, a network of national and international independent dealers, direct relationships with certain national accounts, and a full-line catalog

Sales of manufactured physical medicine products in fiscal years 2008 and 2007 represented approximately 49% and 76% of Dynatronics' (the "Company") physical medicine product sales, respectively, with the balance each year sold by the Company as a distributor of non-manufactured products. As a result of the acquisition of six of our distributors who represented not only Dynatronics' products, but many other lines of products, there was a shift in the mix of sales that began to be more heavily weighted toward distributed products.

Sales of manufactured aesthetic products in fiscal years 2008 and 2007 represented approximately 87% of the Company's aesthetic product sales each year, with the balance sold by the Company as a distributor of non-manufactured products.

Sales of all physical medicine products represented 89.1% and 87.2% of total revenues in fiscal years 2008 and 2007, respectively; while sales of aesthetic products accounted for 4.2% and 6.5% of total revenues in 2008 and 2007, respectively. Chargeable repairs, billable freight revenue and other miscellaneous revenue accounted for approximately 6.7% and 6.3% of total revenues in 2008 and 2007, respectively.

The manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products are regulated by both national and local governmental agencies in the United States and other countries, including the FDA. In addition, the FTC regulates our advertising and other forms of product promotion and marketing. Failure to comply with applicable FDA, FTC or other domestic or international regulatory requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, criminal prosecutions, limits on advertising, consumer redress, divestiture of assets, and rescission of contracts.

Selected Financial Data

All references to the financial statements herein refer to the consolidated financial statements of Dynatronics Corporation, its affiliates and subsidiaries.

The table below summarizes selected financial data contained in the Company's audited financial statements for the past six fiscal years. The audited financial statements for the fiscal years ended June 30, 2008 and 2007 are included with this report.

Selected Financial Data - Fiscal Year Ended June 30

	2008	2007	2006	2005	2004	2003
Net Sales	$ 32,592,507	$ 17,837,104	$ 19,513,136	$ 20,404,368	$ 20,587,273	$16,896,992
Net Income (loss)	$ (8,443,771)	$ (85,042)	$ 194,031	$ 728,816	$ 883,300	$ 24,799
Net Income (loss) per share (diluted)	$ (.62)	$ (.01)	$ .02	$ .08	$ .10	$ .00
Working Capital	$ 4,320,883	$ 8,116,391	$ 7,390,147	$ 7,043,854	$ 6,300,582	$ 5,516,720
Total Assets	$ 18,427,819	$ 18,567,616	$ 14,523,655	$ 13,459,723	$ 14,272,579	$12,713,029
Long-term Obligations	$ 3,501,377	$ 3,961,436	$ 2,637,263	$ 1,914,490	$ 2,034,854	$ 2,203,779

Fiscal Year 2008 Compared to Fiscal Year 2007

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited financial statements and notes thereto appearing elsewhere in this report.

Net Sales

Total net sales for the year ended June 30, 2008, increased 83% to $32,592,507, compared to $17,837,104 during fiscal year 2007. The increase in sales is the result of the addition of revenues from the Company's acquisition of six of its distributors of physical medicine products completed on June 30, 2007, and July 2, 2007. On June 30, 2007, we acquired our largest independent distributor, Rajala Therapy Sales Associates of Pleasanton, California. On July 2, 2007, Dynatronics acquired five additional independent distributors: Responsive Providers, Inc. of Houston, Texas; Therapy and Health Care Products, Inc. of Girard, Ohio; Cyman Therapy, Inc. of Detroit, Michigan; Al Rice and Associates, Inc. of Jeffersonville, Indiana; and Theratech, Inc. of Minneapolis, Minnesota. The vertical integration of these distributors is a key strategic step toward strengthening our distribution channels. We believe that these acquisitions provide Dynatronics with more effective direct distribution of our products and generate better margins on each product sold at the retail level compared to the wholesale level. Subsequent to these acquisitions, we added twelve new direct sales persons in other territories, including Southern California, Louisiana, Kansas, Oklahoma, Missouri, North Carolina, South Carolina, Virginia, West Virginia and Maryland, expanding our direct sales force to 36 sales representatives covering 29 states.

The acquired distributors sell products from many manufacturers, including Dynatronics. As a result of the transactions described above, the mix between Company sales of manufactured and distributed rehab products during 2008 shifted toward distributed products with 51% of sales attributed to sales of distributed products and the remaining 49% being manufactured products. By comparison, during 2007, the mix between distributed and manufactured products was 24% and 76%, respectively. We anticipate the mix between manufactured and distributed products in future periods will be similar to the mix experienced during fiscal year 2008.

Gross Profit

During fiscal year 2008, gross profit increased $5,230,149 or 75.7% to $12,141,937 or 37.3% of net sales compared to 6,911,788 or 38.7% of net sales in 2007. The increase in gross profit was primarily a result of the sales added by the recent acquisitions. For the year ended June 30, 2008, gross profit as a percent of sales decreased 1.4 percentage points to 37.3%, compared to the prior year. Most of this decrease (approximately 1.2 percentage points) was related to $417,000 of inventories of Dynatronics manufactured products acquired from the six independent dealers which had a higher cost basis because they were held in the dealer inventory at wholesale cost instead of manufactured cost. Until that inventory was depleted, the Company recognized higher cost of goods sold than it would have based on manufactured cost. Additionally, many distributed items carry lower margins than manufactured items. The shift toward more sales of distributed items would create downward pressure on overall gross margin percentages.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses for the year ended June 30, 2008 increased $7,931,330 to $13,473,190, or 41.3% of net sales, compared to $5,541,860, or 31.1% of net sales in the prior year. Substantially all of the increase in SG&A expenses for the year ended June 30, 2008 is related to the recent acquisitions and includes the following:

- $4,247,000 in higher selling expenses primarily related to the new direct sales force
- $2,230,000 in higher labor and operating costs to support the higher sales volume
- $1,454,000 in higher general and administrative expenses associated with the acquired companies

With the assimilation of the six acquisitions now substantially completed, management implemented measures in March 2008 and July 2008 designed to reduce annual operating expenses by more than $2.1 million. These cost savings include a reduction of approximately 20 percent of the Company's workforce and the elimination of duplicative overhead expense. In addition, we consolidated operations from eight distribution points to three. Many of these reductions had been contemplated as part of the planning for the acquisition and assimilation of the distributors in 2007. We believe these reductions in expenses will not negatively impact the Company's sales or operations as they represent primarily the elimination of unnecessary duplicate costs associated with the acquisitions.

Research and Development

Research and Development ("R&D") expense during fiscal year 2008 was $1,354,743, compared to $1,492,774 in 2007. During fiscal 2008, we developed and introduced the DynaPro Spinal Health System, the Dynatron X5 Turbo Oscillation Therapy device, the new Synergie Elite AMS/MDA/Light Therapy line of products and the T3 treatment table. R&D expense represented approximately 4.2% and 8.4% of the net sales of the Company in 2008 and 2007, respectively. R&D expenditures as a percentage of sales were lower due to the additional sales coming from the acquisitions, compared to the prior year which predated the acquisitions. R&D costs are expensed as incurred. Dynatronics intends to continue its commitment to developing innovative products for the physical medicine market in fiscal year 2009 and beyond in order to position the Company for growth.

Goodwill Impairment

At the end of fiscal year 2008, the Company performed an evaluation of goodwill according to accounting standards FAS 142. As a result of a decrease in the market value of the Company as reflected in the Company's lower stock price, an impairment of goodwill was indicated and the goodwill stated on the books was written off. This resulted in a $6.6 million write-off of goodwill during the fourth quarter of fiscal year 2008. Most of that goodwill was associated with the acquisition of dealers at the first of the year, as well as the 1996 acquisition of our Tennessee operations. This write-off exhausts all goodwill assets on the books of the Company.

Pre-Tax Loss

Pre-tax loss for fiscal year 2008 was $9,915,555, compared to a pre-tax loss of $271,243 in 2007. The pre-tax loss in 2008 was comprised of approximately $6.6 million of goodwill impairment, $2 million in acquisition-related expenses, including exhausting acquired dealer inventories at higher costs than Dynatronics' cost of manufacturing, reducing personnel and the associated severance costs, stock option expense, duplicate SG&A overhead costs, and approximately $768,000 in increased reserves for bad debts and inventory during the year. The increase in reserves was associated with increased receivables and inventories associated with higher sales.

Income Tax Benefit

Income tax benefit for fiscal year 2008 was $1,471,784 compared to income tax benefit of $186,201 in 2007. The effective tax rate for 2008 was 14.8% compared to 68.6% in 2007. The lower effective tax rate for 2008 reflects the non-deductibility of significant portions of the goodwill impairment charges for tax purposes. The higher tax accrual rate in 2007 is a result of research and development tax credits and certain other items.

Net Loss

Net loss for the year ended June 30, 2008, was $8,443,771 ($.62 per share), compared to net loss of $85,042 ($.01 per share) in 2007. Major components contributing to the increased net loss in 2008 were the $6.6 million goodwill impairment, $2 million of acquisition related expenses and increases in reserves for bad debts and inventory.

Liquidity and Capital Resources

The Company has financed its operations through available cash reserves and borrowings under its line of credit. The Company had working capital of $4,320,883 at June 30, 2008, inclusive of the current portion of long-term obligations and credit facilities, compared to working capital of $8,116,391 at June 30, 2007. The $3.8 million decrease in working capital is a direct result of a $5,568,320 increase in the line of credit that was required in part to finance a $2.4 million increase in accounts receivable and inventory, to finance a portion of the $3.2 million in cash expended in the acquisitions in June and July 2007 and to finance operating losses incurred during the fiscal year. Other factors affecting working capital included increased accounts payable and accrued expenses, as well as lower cash balances and other receivables.

Accounts Receivable

Trade accounts receivable, net of allowance for doubtful accounts, increased $1,393,751 to $5,151,235 at June 30, 2008, compared to $3,757,484 at June 30, 2007. The increase in receivables is roughly equivalent to 30 days worth of new sales through the direct sales reps. Many of the new retail customers acquired through the dealers are not extended credit terms but instead pay COD or by credit card. Conversely, some of the larger retail institutions will sometimes require extended terms to collect. On average the new retail sales attributable to our direct sales force are averaging 30 – 45 days to collect.

Trade accounts receivable represent amounts due from the Company's dealer network, from medical practitioners and clinics. We estimate that the allowance for doubtful accounts is adequate based on our historical knowledge and relationship with these customers. During the reporting period the reserve for accounts receivable was increased by $480,000 with an ending reserve balance of $411,000, compared to an ending reserve balance on June 30, 2007 of $330,857. Accounts receivable are generally collected within 30 days of the agreed terms. However, as a result of the recent acquisitions, the character of the accounts receivable and collection patterns have changed and will be carefully monitored over the coming year to ensure the allowance estimates are adequate. Allowances for the retail accounts assumed in the acquisitions are currently calculated based on the historical experience of the acquired companies.

Inventories

Inventories, net of reserves, at June 30, 2008, increased $969,084 to $6,283,068 compared to $5,313,984 at June 30, 2007. This increase is primarily a result of required adjustments in inventory levels to accommodate higher sales and the expansion of the number of stocked items. Inventories are expected to reduce modestly now that we have consolidated eight distribution points to three central distribution facilities. Inventory reserves were increased during the year by $288,000 to make allowance for increased inventory levels and unexpected losses associated with the increased volume of distributed goods.

Goodwill

In compliance with Statement of Financial Accounting Standard ("SFAS") No. 142, the Company was required to conduct an assessment of the Company's goodwill as of June 30, 2008. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the Company. As of June 30, 2008, the book value of the Company exceeded the fair value of the Company as determined by the market capitalization of the Company indicating an impairment of goodwill was likely.

Because the fair value is determined to be less than book value, a second step was performed to compute the amount of the impairment. To ascertain this impairment, the Company retained an independent appraiser to determine the extent of the impairment. The determination of the appraiser was the Company's goodwill was 100% impaired. This resulted in a $6.6 million write-off of goodwill during the fourth quarter of fiscal year 2008. Most of that goodwill was associated with the acquisition of dealers at the first of the year, as well as the 1996 acquisition of our Tennessee operations.

Accounts Payable

Accounts payable increased $182,809 to $1,423,839 at June 30, 2008, compared to $1,241,030 at June 30, 2007, primarily as a result of the recent acquisitions and the increased level of sales associated with those acquisitions. Accounts payable are generally within term. We strive to take advantage of available early payment discounts when offered.

Accrued Expenses and Acquisition Cash Obligation

Accrued expenses increased $212,372 to $500,145 at June 30, 2008, compared to $287,773 at June 30, 2007, primarily as a result of increased sales at the retail level which generate higher sales tax liabilities in the 29 states where we now sell on a direct basis.

Acquisition cash obligations decreased to $0 at June 30, 2008, compared to $1,000,000 at June 30, 2007. This obligation at June 30 reflected the cash amount that was placed into escrow in conjunction with the acquisition made on June 30, 2007, which was paid subsequently.

Accrued Payroll and Benefit Expenses

Accrued payroll and benefit expenses increased $135,164 to $411,918 at June 30, 2008, compared to $276,754 at June 30, 2007. The increase in accrued payroll and benefit expenses is related to timing differences as well as the increased number of employees resulting in higher accrued payroll at June 30, 2008, compared to June 30, 2007.

Cash

The Company's cash position at June 30, 2008, decreased to $288,481, compared to $1,301,105 at June 30, 2007, as a result of payments related to the acquisitions made on June 30, 2007 and July 2, 2007. The Company had deposited the financing proceeds in anticipation of the acquisitions, which temporarily increased cash balances at June 30, 2007. The Company believes that improved cash flow from operations through improving management of accounts receivable, maintaining current inventory levels and the reductions in expenses implemented during the year will further minimize operating losses and expedite a return to profitability. This improved cash flow combined with balances under available lines of credit is expected to be sufficient to cover operating needs in the ordinary course of business for the next 12 months. If we experience an adverse operating environment or unusual capital expenditure requirements, additional financing may be required. However, no assurance can be given that additional financing, if required, would be available on favorable terms.

Line of Credit

During fiscal year 2008, the Company increased its revolving line of credit with a commercial bank from $6,500,000 to $8,000,000. At June 30, 2008, the Company owed $5,818,320 compared to $250,000 at June 30, 2007. The increase in the line of credit was the result of the following factors:

- The Company used approximately $3.2 million under the line of credit to finance the acquisitions after June 30, 2007.
- Receivables and inventory increased $2,400,000, while payables increased approximately $182,800. This imbalance of higher receivables while maintaining payables more current required additional financing demands on the line of credit.
- Operating losses and capital expenditures, mostly associated with the acquisitions, required additional financing provided by the line of credit.

Interest on the line of credit is based on the bank's prime rate plus 1%, which at June 30, 2008, equaled 6.0%. The line of credit is collateralized by accounts receivable and inventories of the Company as well as a security interest in the Company's headquarters facility in Salt Lake City, Utah. Borrowing limitations are based on approximately 45% of eligible inventory and up to 80% of eligible accounts receivable. Interest payments on the line are due monthly. The line of credit is renewable biennially on December 15th and includes covenants requiring the Company to maintain certain financial ratios. As of June 30, 2008, the Company was in compliance with its loan covenants or had received waivers for any noncompliance.

The current ratio was 1.5 to 1 at June 30, 2008, compared to 3.3 to 1 at June 30, 2007. Current assets represented 70% of total assets at June 30, 2008, compared to 63% at June 30, 2007.

Debt

Long-term debt excluding current installments totaled $3,046,000 at June 30, 2008, compared to $3,251,631 at June 30, 2007. In June 2007, a $1.5 million long-term mortgage loan was obtained to partially finance our acquisitions in June and July 2007. The funding of this loan temporarily increased our cash balances at the end of June 2007. Long-term debt is comprised primarily of the mortgage loans on our office and manufacturing facilities in Utah and Tennessee. The principal balance on the mortgage loans is approximately $3.3 million with monthly principal and interest payments of $40,707. For a more complete explanation of the long-term debt, please see Note 6 in the audited financial statements.

Inflation and Seasonality

The Company's revenues and net income from continuing operations have not been unusually affected by inflation or price increases for raw materials and parts from vendors.

The Company's business operations are not materially affected by seasonality factors.

Critical Accounting Policies

We have identified the policies below as critical to our business operations and an understanding of our results of operations. The impact and risks related to these policies on our business operations are discussed where such policies affect our reported and expected financial results. In all material respects, management believes that the accounting principles that are utilized conform to accounting principles generally accepted in the United States of America.

The preparation of this annual report requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses reported in our audited financial statements. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, we evaluate these estimates, including those related to bad debts, inventories, and revenue recognition. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Inventory Reserves

The nature of our business requires that we maintain sufficient inventory on hand at all times to meet the requirements of our customers. We record finished goods inventory at the lower of standard cost, which approximates actual costs (first-in, first-out) or market. Raw materials are recorded at the lower of cost (first-in, first-out) or market. Inventory valuation reserves are maintained for the estimated impairment of the inventory. Impairment may be a result of slow moving or excess inventory, product obsolescence or changes in the valuation of the inventory. In determining the adequacy of reserves, we analyze the following, among other things:

- Current inventory quantities on hand
- Product acceptance in the marketplace
- Customer demand
- Historical sales
- Forecast sales
- Product obsolescence
- Technological innovations
- Character of the inventory as either a distributed item, finished manufactured item or raw material

Any modifications to estimates of inventory valuation reserves are reflected in the cost of goods sold within the statements of income during the period in which such modifications are determined necessary by management. At June 30, 2008, and June 30, 2007, our inventory valuation reserve balance, which established a new cost basis, was $337,718 and $293,810, respectively, and our inventory balance was $6,283,068 and $5,313,984 net of reserves, respectively.

Revenue Recognition

Historically, the majority of our product sales were to customers who were independent distributors. In fiscal 2008, as a result of acquiring six of our top distributors, a significant portion of our sales were generated through our new direct sales force. Our sales force and distributors sell our products to end users, including physical therapists, professional trainers, athletic trainers, chiropractors, medical doctors and aestheticians. With the acquisition of the key distributors, we effectively reduced our dependence on sales by independent distributors. Sales revenues are recorded when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

Allowance for Doubtful Accounts

We must make estimates of the collectibility of accounts receivable. In doing so, we analyze historical bad debt trends, customer credit worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $5,151,235 and $3,757,484, net of allowance for doubtful accounts of $411,057 and $330,857, at June 30, 2008 and June 30, 2007, respectively. The expansion of our customer base associated with more direct sales will spread bad debt risk over a broader base of customers and reduce the concentration of large dealer balances. At the same time, the management of more customer accounts presents a higher risk. These risks will be evaluated over the coming year to determine if current estimate policies are still applicable. In the meantime, allowance for doubtful accounts associated with these acquired customers is being based on the historical experience of the dealers acquired as well as the one year of experience since the acquisition of these dealers.

Business Plan and Outlook

During fiscal year 2009, we will focus on a strategy to improve overall operations and sales that include the following elements: (1) strengthening distribution channels, (2) developing new, state-of-the-art products for future growth, (3) refining operations associated with the acquired companies and reducing overhead costs, and (4) enhancing product profit margins through improved manufacturing processes. Our goal in implementing this four-fold strategy is to enable the Company to address short-term profitability without jeopardizing long-term growth.

Our primary market, the physical medicine marketplace, has experienced significant change over the past few years, most notably with consolidation among manufacturers and distributors. The main challenge presented by this consolidation was the loss of independent dealers and the narrowing of distribution channels. In order to compete more favorably and effectively, we moved aggressively to strengthen our channels of distribution by acquiring key distributors. We identified six key distributors with operations in 20 states. On June 30, 2007, we acquired our largest independent distributor headquartered in California. On July 2, 2007, we acquired five additional key independent distributors headquartered in Texas, Ohio, Michigan, Indiana and Minnesota. We also began hiring direct sales representatives in key locations around the country, resulting in direct sales representatives now in 29 states. The creation of a direct distribution channel through these key acquisitions and hiring direct sales representatives provides Dynatronics with expanded ability to sell at the retail level, which we believe will improve gross profit margins and enhance the Company's control over the distribution process.

The September 2008 introduction of our first consolidated catalog and pricing schedule provides a powerful sales tool that will help strengthen sales efforts by direct sales reps. It will also be an effective tool for many independent dealers who use either a private-labeled version or the proprietary version of the catalog. This tool will further enhance efforts to strengthen distribution channels. Specific efforts will be focused on recruiting additional independent dealers and seasoned direct sales reps in geographical areas where distribution has been lost or diminished due to consolidation efforts within the industry. With the broad line of products the Company now offers, efforts will be undertaken to develop relationships with Group Purchasing Organizations (GPOs) and large chains of hospitals and clinics that purchase only on contract. This is a segment of business the Company has not heretofore pursued, but represents a large segment of business from which it has previously been excluded due to lack of certification as an approved vendor with the various GPOs and national or regional chains of care facilities.

The Company's Synergie brand line of aesthetic products received a boost this past year with the introduction of the Elite Synergie line, the first redesign of the popular aesthetic products since their original introduction almost 10 years ago. This new line of products remains the best value on the market. With the new product line in place, the Company intends to leverage its direct sales representatives to further promote the sale of Synergie brand products. With no mature distribution channels in the aesthetics market, the availability of these direct sales reps provides an advantage for enhancing the distribution of these products. To assist in that effort, a unique catalog is contemplated to include many products that are already offered in the Company's proprietary rehab products catalog. In addition, the Company will seek strategic partnerships, both domestic and international, to help maintain the sales momentum that is being initiated by the introduction of this revised product line. The broadening of the aesthetics distribution channel could provide an exciting boost to the Company's line of high-margin aesthetic products.

We have long believed that international sales present an untapped potential for growth and expansion, particularly given the current exchange rates which favor foreign currencies over the dollar. Adding new distributors in several countries will be the key to this expansion effort. Our past efforts to improve international marketing have yielded only marginal improvements. We remain committed, however, to finding the most cost-effective ways to expand our markets internationally. Our Salt Lake City facilities, where all electrotherapy, ultrasound, traction, light therapy and Synergie products are manufactured, are certified to ISO 13485, an internationally recognized standard of excellence in medical device manufacturing. This designation is an important requirement in obtaining the CE Mark certification, which allows us to market our products in the European Union and other foreign countries.

Strengthening our distribution channels domestically and internationally for both the rehab and aesthetic lines is our top priority for this new fiscal year. A second priority, not far behind strengthening distribution channels, is the focus on introducing new products.

During fiscal year 2007 and 2008, significant investments were made in research and development to bring important new products to market. In April 2008, Dynatronics introduced the DynaPro Spinal Health System, a non-surgical treatment for back and neck pain. This innovative system combines the benefits of decompression and light therapy with core-stabilization exercises and nutrition forming a very effective tool for reducing pain. Decompression therapy has been shown effective in relieving pain associated with a host of back problems including herniated discs, degenerative disc disease, sciatica and pinched nerves. In addition to offering the most comprehensive approach to the effective treatment of many of the most common causes of back and neck pain, the DynaPro Spinal Health System features the Company's Dynatron DX2, T4 treatment table and other packaged accessories incorporating a state-of-the-art marketing and patient-awareness program to help practitioners promote this proven, non-surgical pain relief treatment.

Another new product introduced in April 2008 was the new Dynatron X5 "Turbo" soft-tissue oscillation therapy unit. The new X5 "Turbo" is three times more powerful than the original X5 device and is a highly effective treatment for various orthopedic and sports injuries, and is gaining popularity in sports medicine.

Also introduced in April 2008 was the new Synergie Elite product line. The new Synergie Elite line of aesthetic treatment devices is comprised of cellulite treatment devices, microdermabrasion units and bio-stimulation light therapy equipment. These new products represent the first major redesign of the Synergie AMS cellulite reduction device and MDA microdermabrasion device since their introduction almost a decade ago. The market's response to the new Synergie Elite equipment has been promising. The new updated design and additional features make the Synergie Elite products not only visually attractive, but functionally enhanced, positioning us to better compete in the aesthetic markets.

During fiscal year 2008, the Company began shipping the new T3 treatment table to customers. We believe this three-section table is unique due to its features and the tremendous value it provides for practitioners. The metal frames of the T3 tables are manufactured in Asia for optimal cost savings.

This commitment to product innovation will continue through the coming fiscal year. Many new products are under design, some of which are scheduled for introduction in the latter half of the current fiscal year, with others scheduled for introduction in the first half of the following fiscal year. The commitment to innovation of high-quality products has been a hallmark of Dynatronics and will continue to be throughout the coming year.

Since the acquisitions were completed in July 2007, Dynatronics has consolidated operations from eight distribution points to three facilities, including our existing facilities in Tennessee and Utah, as well as a new facility established in California that was formerly associated with Rajala Therapy Sales Associates, one of the acquired companies. The ability to timely service west coast customers was deemed a critical point of service and warranted the continuance of the Rajala operations. We believe that other areas of the country can be adequately served from these three warehouse operations.

With the assimilation of the six acquisitions now substantially completed, management has taken measures designed to reduce expenses by more than $2 million annually. The cost savings include a reduction of approximately 20 percent of the Company's workforce and the elimination of duplicative overhead expense. Many of these reductions had been contemplated as part of the assimilation of the acquired distributors; however, implementation of the planned reductions took longer to realize than expected. The implementation of these cost reductions and further refinements that should be achieved over the coming months is expected to contribute significantly to our profitability objectives in the coming quarters.

Refining the best model for supporting sales reps and dealers will be a high priority during fiscal year 2009. We will continue to evaluate the most efficient ways to maintain the satellite sales offices and warehouses. The ongoing refinement of this model is expected to yield further efficiencies that will better achieve sales goals while at the same time reducing expenses.

While sales have shifted more to distributed products, the sale of the Company's manufactured products remains the largest contributor to margin generation. Therefore, renewed emphasis is being placed on improving manufacturing operations, including considering more offshore manufacturing of components as well as streamlining manufacturing operations in Utah and Tennessee.

Fiscal year 2008 was a year of transformation. Dynatronics changed its business model from being primarily a manufacturer of products distributed through a network of independent dealers to a manufacturer and distributor of products through a direct sales force as well as through key independent dealers. This change in our business model comes in response to the changes occurring in our industry. Consolidation efforts have resulted in a more competitive environment. These consolidation efforts are occurring in both manufacturing and distribution. The consolidation in manufacturing is being led by DJO, Inc. (formerly ReAble or Encore Medical). Over the past few years DJO, Inc. has acquired such companies as Chattanooga Group, Saunders, Iomed, Empi, and Rehabilicare. In addition, it has acquired distributors, including Performance Modalities and Endeavor Medical. The consolidation in distribution is being led primarily by Patterson Medical. During the same period of time, Patterson Medical has acquired distributors, including Sammons-Preston, Theraquip, Dale Surgical, W.S. Medical and Goldsmith Medical. These consolidation efforts have created both challenges and opportunities for Dynatronics.

In order to strategically protect distribution channels, Dynatronics acquired the six independent distributors previously discussed. Since that time, Dynatronics has continued to add direct sales personnel as well as strengthen relationships with key independent distributors. We believe that through these direct sales reps and independent distributor relationships, we have the premier distribution network of seasoned and trained equipment sales personnel in the industry. The consolidation efforts in manufacturing by DJO and in distribution by Patterson are having a polarizing effect, compelling independent distributors and sales reps to choose an affiliation. We believe many of the best of these have become affiliated with Dynatronics because of our innovative quality products and proven history of strong customer service and loyalty to our distribution network. The quality of our products, the breadth of our product line, and the strength of our distribution channel we believe enable us to effectively compete in servicing our core market of private clinical practitioners and professional, collegiate, and other athletic teams.

As a manufacturer of many of the products we sell, we also have the ability to be competitive in our pricing schemes – particularly when compared to large consolidated or independent distributors. The recent introduction of our new catalog and revised pricing schedule has refreshed our margins for products where we experienced increasing costs from vendors.

Dynatronics' management acknowledges that the transition in our business model has taken longer than anticipated and the losses incurred have been higher than expected. Nevertheless, the strategic decisions to change our business model were mandated by our desire to be responsive to the consolidations occurring within our industry. While it has been a more expensive proposition than originally projected, we believe the strategy was appropriate and provides a platform for the Company to now be competitive in a new market environment. With the reduction in expenses already implemented, the new products recently introduced, the new product catalog, and ongoing efforts to further streamline operations, we believe our goal of returning to profitability is achievable in the coming quarters.

Based on our defined strategic initiatives, we are focusing our resources in the following areas:

- Reinforcing our position in the domestic physical medicine market by securing channels of distribution through a strategy of recruiting direct sales representatives and working closely with the most successful dealers of capital equipment in areas where distribution has been lost or significantly diminished through consolidation.
- Improving sales by focusing on development of new sales strategies and promotional programs, including the introduction of the most comprehensive catalog in our history, and leveraging that tool in achieving the goals of strengthening our distribution channels.
- Expanding distribution of our redesigned Synergie product line through leveraging our current direct sales force, seeking additional independent distributors, and creating new sales tools such as a catalog of products targeted just for aesthetics.
- Renewing emphasis of international sales by identifying key distributors who could represent the product line particularly in Europe.
- Continuing development of new, state-of-the-art products, both high-tech and commodity, in fiscal year 2009, for both the rehabilitation and aesthetic markets.
- Examining ways to reduce costs of manufacturing, including exploring more overseas manufacturing of components.
- Further refining the operational model for supporting field sales and satellite operations.
- Exploring strategic business alliances that will leverage and complement the Company's competitive strengths, increase market reach and supplement capital resources.

Forward-Looking Statements

When used in this report, the words "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements within the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Risks and circumstances that may cause actual results to vary from the Company's expectations include all of the risk factors set forth in the Company's annual report on Form 10-KSB for the fiscal year ended June 30, 2008.

Market Information

As of September 17, 2008, there were 13.7 million shares of common stock of Dynatronics issued and outstanding. The common stock of the Company is listed on the NASDAQ Capital Market (symbol: DYNT). The following table shows the range of high and low sale prices for the common stock as quoted on the NASDAQ system for the quarterly periods indicated.

	Year Ended June 30,			
	2008		2007	
	High	Low	High	Low
1st Quarter (July-September)	$2.00	$.95	$1.36	$1.13
2nd Quarter (October-December)	$1.55	$1.01	$1.45	$1.11
3rd Quarter (January-March)	$1.20	$.97	$1.27	$1.02
4th Quarter (April-June)	$1.07	$.60	$1.22	$.97

Shareholders

As of September 17, 2008, the approximate number of common stock shareholders of record was 454. This number does not include beneficial owners of shares held in "nominee" or "street" name. Including beneficial owners, we estimate that the total number of shareholders exceeds 2,000.

Dividends

The Company has never paid cash dividends on its common stock. Our anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the development of the business.

NASDAQ Deficiency Notice

On June 25, 2008, Dynatronics received a deficiency letter from the NASDAQ Stock Market, indicating that the Company had failed to comply with the minimum bid requirement for continued inclusion under Marketplace Rule 4310(c)(4). In accordance with Marketplace Rule 4310(c)(8)(D), the Company is provided 180 days, or until December 22, 2008, to regain compliance with the bid price deficiency rule.

Management of Dynatronics intends to use their best efforts to regain compliance with NASDAQ's minimum bid requirement. However, there can be no assurance that compliance with the minimum bid requirement will be achieved given recent historical performance of the Company and the overall current condition of financial and stock markets in the United States. If compliance is not achieved, the Company's stock will likely be delisted from NASDAQ and begin trading on the OTC bulletin board.

Report of Independent Registered Public Accounting Firm

TANNER LC
THE CRITICAL KNOWLEDGE SOURCE
BUSINESS ADVISORS
AND CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Dynatronics Corporation

We have audited the consolidated balance sheets of Dynatronics Corporation and subsidiary as of June 30, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynatronics Corporation and subsidiary as of June 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Tanner LC

Salt Lake City, Utah
September 29, 2008

Dynatronics Corporation
Consolidated Balance Sheets - June 30, 2008 and 2007

Assets	2008	2007
Current assets:		
Cash	$ 288,481	1,301,105
Trade accounts receivable, less allowance for doubtful accounts of $411,057 at June 30, 2008 and $330,857 at June 30, 2007	5,151,235	3,757,484
Other receivables	63,487	282,741
Inventories, net	6,283,068	5,313,984
Prepaid expenses	619,471	507,755
Prepaid income taxes	98,644	92,702
Deferred tax asset - current	477,300	396,156
Total current assets	12,981,686	11,651,927
Property and equipment, net	3,527,153	3,453,495
Goodwill, net	-	2,758,572
Intangible asset, net	631,181	356,792
Other assets	359,748	346,830
Deferred tax asset - noncurrent	928,051	-
	$ 18,427,819	18,567,616
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term debt	$ 297,413	271,979
Line of credit	5,818,320	250,000
Warranty reserve	209,168	208,000
Accounts payable	1,423,839	1,241,030
Accrued expenses	500,145	287,773
Accrued payroll and benefit expenses	411,918	276,754
Acquisition cash obligation	-	1,000,000
Total current liabilities	8,660,803	3,535,536
Long-term debt, excluding current installments	3,046,000	3,251,631
Deferred compensation	455,377	420,470
Deferred tax liability - noncurrent	-	289,335
Total liabilities	12,162,180	7,496,972
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value. Authorized 50,000,000 shares; issued 13,670,807 shares at June 30, 2008 and 10,308,522 shares at June 30, 2007	7,865,913	4,227,147
Retained earnings	(1,600,274)	6,843,497
Total stockholders' equity	6,265,639	11,070,644
	$ 18,427,819	18,567,616

See accompanying notes to financial statements.

Dynatronics Corporation
Consolidated Statements of Operations - Years Ended June 30, 2008 and 2007

	2008	2007
Net sales	$ 32,592,507	17,837,104
Cost of sales	20,450,570	10,925,316
Gross profit	12,141,937	6,911,788
Selling, general, and administrative expenses	13,473,190	5,541,860
Research and development expenses	1,354,743	1,492,774
Goodwill impairment	6,636,466	-
Operating income (loss)	(9,322,462)	(122,846)
Other income (expense):		
Interest income	9,610	28,330
Interest expense	(620,473)	(209,292)
Other income, net	17,770	32,565
Total other income (expense)	(593,093)	(148,397)
Income (loss) before income taxes	(9,915,555)	(271,243)
Income tax expense (benefit)	(1,471,784)	(186,201)
Net income (loss)	$ (8,443,771)	(85,042)
Basic net income (loss) per common share	$ (0.62)	(0.01)
Diluted net income (loss) per common share	$ (0.62)	(0.01)
Weighted average basic and diluted common shares outstanding:		
Basic	13,609,880	8,916,317
Diluted	13,609,880	8,916,317

See accompanying notes to financial statements.

Consolidated Statements of Stockholders' Equity - Years Ended June 30, 2008 and 2007

	Number of shares	Common stock	Retained Earnings	Total Stockholders' Equity
Balances at June 30, 2006	8,988,173	2,742,503	6,928,539	9,671,042
Issuance of common stock upon exercise of employee stock options	1,664	1,697	-	1,697
Redemption of common stock	(208,793)	(244,682)	-	(244,682)
Issuance of common stock upon exercise of non employee stock options	20,000	21,600	-	21,600
Stock based compensation	7,476	11,027	-	11,027
Issuance of common stock in business acquisition	1,500,002	1,695,002	-	1,695,002
Net loss	-	-	(85,042)	(85,042)
Balances at June 30, 2007	10,308,522	$ 4,227,147	6,843,497	11,070,644
Issuance of common stock upon exercise of employee stock options	251,499	208,345	-	208,345
Redemption of common stock	(258,569)	(280,440)	-	(280,440)
Stock based compensation	307,764	312,495	-	312,495
Issuance of common stock in business acquisitions	3,061,591	3,398,366	-	3,398,366
Net loss	-	-	(8,443,771)	(8,443,771)
Balances at June 30, 2008	13,670,807	$ 7,865,913	(1,600,274)	6,265,639

See accompanying notes to financial statements.

Dynatronics Corporation
Consolidated Statements of Cash Flows - Years Ended June 30, 2008 and 2007



	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (8,443,771)	(85,042)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization of property and equipment	375,005	366,047
Amortization of intangible asset	92,011	7,324
Stock based compensation expense	308,300	9,217
Goodwill impairment	6,636,466	-
Deferred tax asset, net	(1,473,718)	(37,010)
Provision for doubtful accounts	480,000	141,401
Provision for inventory obsolescence	288,000	38,599
Provision for warranty reserve	270,124	270,124
Provision for deferred compensation	34,907	32,220
Change in operating assets and liabilities:		
Receivables	(285,958)	(41,466)
Inventories	(64,445)	203,763
Prepaid expenses and other assets	(119,852)	120,833
Accounts payable and accrued expenses	(1,235,410)	(759,411)
Prepaid income taxes	(1,748)	(25,022)
Net cash provided by (used in) operating activities	(3,140,089)	241,577
Cash flows from investing activities:		
Capital expenditures	(335,899)	(128,560)
Business acquisitions	(2,852,664)	67,839
Net cash used in investing activities	(3,188,563)	(60,721)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	104,401	1,500,000
Principal payments on long-term debt	(284,598)	(254,318)
Net change in line of credit	5,568,320	(327,232)
Proceeds from issuance of common stock	208,345	23,297
Redemption of common stock	(280,440)	(244,682)
Net cash provided by financing activities	5,316,028	697,065
Net change in cash	(1,012,624)	877,921
Cash at beginning of year	1,301,105	423,184
Cash at end of year	$ 288,481	1,301,105
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 598,239	209,139
Cash paid for income taxes	16,461	13,049
Supplemental disclosure of non-cash investing and financing activities:		
Common stock issued for directors fees	8,000	8,000
Income tax benefit from non-employee exercise of stock options	-	1,810
Stock based compensation - see note 1(n) for details		
Business acquisitions disclosure see note 14 for details		

See accompanying notes to financial statements.

(1) Basis of Presentation and Summary of Significant Accounting Policies

(a) Basis of Presentation

Dynatronics Corporation (the Company) manufactures, markets, distributes and sells a broad line of therapeutic, diagnostic, and rehabilitation equipment, medical supplies and soft goods, treatment tables and aesthetic medical devices to an expanding market of physical therapists, podiatrists, orthopedists, chiropractors, plastic surgeons, dermatologists, and other medical professionals. The products are sold primarily in the United States and Canada, with additional sales in foreign countries.

(b) Principles of Consolidation

The consolidated financial statements include the accounts and operations of Dynatronics Corporation and its wholly owned subsidiary, Dynatronics Distribution Company, LLC. All significant intercompany account balances and transactions have been eliminated in consolidation.

(c) Cash Equivalents

For purposes of the combined statements of cash flows, all highly liquid investments with maturities of three months or less are considered to be cash equivalents. There were no significant cash equivalents as of June 30, 2008 and 2007.

(d) Inventories

Finished goods inventories are stated at the lower of standard cost, which approximates actual cost (first-in, first-out), or market. Raw materials are stated at the lower of cost (first-in, first-out), or market.

(e) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on a combination of statistical analysis, historical collections, a client's current creditworthiness, age of the receivable balance both individually and in the aggregate and general economic conditions that may affect a customer's ability to pay. All account balances are reviewed on an individual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f) Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of related assets. The building and its component parts are being depreciated over their estimated useful lives that range from 5 to 31.5 years. Estimated lives for all other depreciable assets range from 3 to 7 years.

(g) Goodwill and Long-Lived Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in business combinations and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually per SFAS No. 142 *Goodwill and Other Intangibles*. Management is primarily responsible for the valuation determination. Management utilizes standard principles of financial analysis and valuation including: transaction value, market value, and income value methods to arrive at a reasonable estimate of the fair value of the Company in comparison to its book value. The Company has determined it has one reporting unit.

The Company performed the initial phase of its impairment evaluation by comparing the fair market value of its single reporting entity to its carrying value as of June 30, 2008. The primary factor in arriving at a fair market value was the market capitalization of the Company. As the carrying amount exceeded the fair value, the Company performed the second phase of its impairment evaluation to calculate impairment and as a result, recorded a pre-tax goodwill impairment charge of approximately $6.6 million. The primary reason for the impairment charge was the sustained decline of the Company's stock price during the fourth quarter of fiscal 2008. Management retained an independent appraiser to assist in determining the goodwill impairment.

At June 30, 2007, the Company performed its annual evaluation and determined that the fair value of its reporting entity exceeded the carrying amount resulting in no impairment.

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(h) Intangible asset

Intangible assets are amortized over their useful life on a straight line method. The estimated lives for the intangible asset range from 3 months to 15 years.

(i) Revenue Recognition

Sales are generally recorded when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

(j) Research and Development Costs

Research and development costs are expensed as incurred.

(k) Product Warranty Reserve

Costs estimated to be incurred in connection with the Company's product warranty programs are charged to expense as products are sold based on historical warranty rates.

(l) Earnings per Common Share

Basic earnings per common share represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per common share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the period.

The reconciliation between the basic and diluted weighted average number of common shares for 2008 and 2007 is summarized as follows:

	2008	2007
Basic weighted average number of common shares outstanding during the year	13,609,880	8,916,317
Weighted average number of dilutive common stock options outstanding during the year	-	-
Diluted weighted average number of common and common equivalent shares outstanding during the year	13,609,880	8,916,317

Outstanding options not included in the computation of diluted net income per share total 719,698 and 797,042 as of June 30, 2008 and 2007, respectively, because to do so would have been antidilutive.

(m) Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under the asset *and liability method, deferred tax assets and deferred tax liabilities are recognized* for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

During the quarter ended September 30, 2007, the Company adopted FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB No.* 109, which contains a two-step approach to recognizing and measuring uncertain tax positions taken or expected to be taken in a tax return. The adoption of this standard had no material impact on the Company's financial statements.

The Company performed an in-depth valuation analysis based on the outcome of fiscal year 2008 to determine if a valuation allowance was required under FAS 109. Using a "more likely than not" criteria, management determined that no valuation allowance was required for the fiscal year ended June 30, 2008.

(n) Stock-Based Compensation

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized over the employee requisite service period. The Company recognized $312,495 and $11,027 in stock-based compensation for the years ended June 30, 2008 and 2007, respectively, as selling, general, and administrative expenses in the consolidated statements of operations. The stock-based compensation includes amounts for both restricted stock and stock options under SFAS No. 123(R).

Restricted Stock

On July 1, 2007, the Company granted 220,000 *shares of common stock to* employees with an estimated value of $1.08 per share. This stock had a 90-day vesting period. On July 1, 2007, the Company also granted 80,000 shares of common stock with an estimated value of $1.08 per share, which vested over a four-year period in annual installments of 20,000 shares per year. As of June

30, 2008, $41,400 in unrecognized stock-based compensation from the unvested shares is expected to be recognized over the remainder of the four-year period.

Stock Options

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," which amended SFAS No. 123, "Accounting for Stock Based Compensation," which the Company adopted on July 1, 2006. This amendment requires the Company to recognize as compensation expense the fair value of stock options granted for compensation to employees (fair value method). Prior to this amendment and in accordance with SFAS No. 123, the Company opted to recognize as compensation expense the intrinsic value of stock options granted as compensation to employees (intrinsic value method), and to disclose as pro forma compensation the fair value of those stock options. The Company recognizes as compensation expense the fair value of stock options granted as compensation to non-employees. The expense for SFAS No. 123(R) is included in the restricted stock section of this note.

(o) Concentration of Risk

In the normal course of business, the Company provides unsecured credit terms to its customers. Most of the Company's customers are involved in the medical industry. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risks on cash or cash equivalents.

(p) Operating Segments

The Company operates in one line of business: the development, marketing, and distribution of a broad line of medical products for the physical therapy and aesthetics markets. As such, the Company has only one reportable operating segment as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

The Company groups its sales into physical medicine products and aesthetic products. Physical medicine products consisted of 89% and 87% of net sales for the years ended June 30, 2008 and 2007, respectively. Aesthetics products consisted of 4% and 7% of net sales for the years ended June 30, 2008 and 2007, respectively. Chargeable repairs, billable freight and other miscellaneous revenue account for the remaining 7% and 6% of total revenues in the years ended June 30, 2008 and 2007, respectively.

(q) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment; valuation allowances for receivables, income taxes, and inventories; accrued product warranty reserve; and estimated recoverability of goodwill. Actual results could differ from those estimates.

(r) Advertising Cost

Advertising costs are expensed as incurred. Advertising expense for the years ended June 30, 2008 and 2007 was approximately $286,700 and $177,000, respectively.

(2) Inventories

Inventories consist of the following:

	2008	2007
Raw materials	$ 2,984,189	2,961,653
Finished goods	3,636,597	2,646,141
Inventory reserve	(337,718)	(293,810)
	$ 6,283,068	5,313,984

(3) Property and Equipment

Property and equipment consist of the following:

	2008	2007
Land	$ 354,743	354,743
Buildings	3,682,504	3,603,380
Machinery and equipment	1,661,962	1,521,601
Office equipment	1,283,821	1,147,667
Vehicles	188,148	95,124
	7,171,178	6,722,515
Less accumulated depreciation and amortization	3,644,025	3,269,020
	$ 3,527,153	3,453,495

(4) Product Warranty Reserve

A reconciliation of the changes in the product warranty reserve consists of the following:

		2008	2007
Beginning product warranty reserve balance	$	208,000	208,000
Warranty repairs		(280,746)	(270,124)
Warranties issued		232,077	256,027
Changes in estimated warranty costs		49,837	14,097
Ending product warranty reserve balance	$	209,168	208,000

(5) Line of Credit

The Company has a revolving line of credit facility with a commercial bank in the amount of $8 million. Borrowing limitations are based on 45% of eligible inventory and up to 80% of eligible accounts receivable. At June 30, 2008 and 2007, the outstanding balance was approximately $5.8 million and $-0-, respectively. The line of credit is collateralized by inventory and accounts receivable and bears interest at a rate based on the bank's "prime rate." The interest rate was 6% and 8.75% at June 30, 2008 and 2007, respectively. This line is subject to bi-annual renewal and matures on December 15, 2008. Accrued interest is payable monthly.

The Company's revolving line of credit agreement includes covenants requiring the Company to maintain certain financial ratios. As of June 30, 2008, the Company was in compliance with its loan covenants or had received waivers from the commercial lender.

The acquisition of Rajala Therapy Sales Associates, Inc on June 30, 2007, included a line of credit with a balance due of $250,000 as of June 30, 2007. The Rajala line of credit was subsequently paid off and canceled in July 2007.

(6) Long-Term Debt

Long-term debt consists of the following:

		2008	2007
9.11% promissory note secured by building, maturing December 2017, payable in monthly installments beginning at $11,388	$	1,453,372	1,500,000
6.44% promissory note secured by trust deed on real property, maturing January 2021, payable in monthly installments of $13,278		1,371,479	1,440,070
6.21% promissory note secured by a trust deed on real property, maturing November 2013, payable in decreasing installments currently at $7,373		383,911	442,803
12.17% promissory note secured by fixed assets, payable in monthly installments of $2,009 through September 2012		79,692	-
5.84% promissory note secured by a trust deed on real property, payable in monthly installments of $8,669 through November 2008		42,425	140,737
16.35% promissory note secured by fixed assets, payable in monthly installments of $409 through October 2011		12,534	-
Total long-term debt		3,343,413	3,523,610
Less current installments		297,413	271,979
Long-term debt, excluding current installments	$	3,046,000	3,251,631

The aggregate maturities of long-term debt for each of the years subsequent to 2008 are as follow: 2009, $297,413; 2010, $275,933; 2011, $298,708; 2012, $320,066; 2013, $325,759 and thereafter $1,825,534.

(7) Leases

The Company leases vehicles under noncancelable operating lease agreements. Lease expense for the years ended June 30, 2008 and 2007, was $30,489 and $28,736, respectively. Future minimum rental payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of 2008 are as follows: 2009, $23,608; 2010, $15,906; 2011, $15,231; 2012, $7,809 and 2013, $6,507.

The Company rents office, warehouse, storage space and office equipment under agreements which run one year or less in duration. The rent expense for the years ended June 30, 2008 and 2007 was $259,816 and $7,361, respectively.

The office and warehouse spaces in Girard, Ohio, Detroit, Michigan and Pleasanton, California are leased on an annual basis from employees/shareholders, or entities controlled by shareholders, who were previously principals of the dealers acquired in June and July, 2007. The leases create a related party transaction with three employees/shareholders, however the lease agreements have been conducted on an arms-length basis and the terms are equal to or more favorable than would be available to other third parties.

(8) Goodwill and Other Intangible Assets

Goodwill. The cost of acquired companies in excess of the fair value of the net assets and purchased intangible assets at acquisition date is recorded as goodwill. As of June 30, 2002, the Company had net goodwill of $789,422 arising from the acquisition of Superior Orthopaedic Supplies, Inc. on May 1, 1996, and the exchange of Dynatronics Laser Corporation common stock for a minority interest in Dynatronics Marketing Corporation on June 30, 1983. On June 30, 2007, the Company recorded goodwill in the amount of $1,969,150 in conjunction with the acquisition of Rajala Therapy Sales Associates, Inc. and on July 2, 2007, the Company recorded additional goodwill of $3,877,894 in conjunction with the acquisitions of Responsive Providers, Inc., Therapy and Health Care Products, Inc., Cyman Therapy, Inc., Al Rice and Associates, Inc. and Theratech Inc.

As described in note 1(g), the Company determined that a goodwill impairment charge of approximately $6.6 million was indicated for the period ended June 30, 2008, effectively eliminating all booked goodwill as of June 30, 2008.

Identifiable Intangibles. Identifiable intangibles assets, included in other assets, consists of the following:

		As of June 30, 2008	As of June 30, 2007
Trade name – 15 years	$	339,400	118,000
Domain name – 15 years		5,400	1,200
Non-compete covenant – 4 years		149,400	114,000
Customer relationships – 7 years		120,000	89,000
Trademark licensing – 20 years		45,000	-
Backlog of orders – 3 months		2,700	2,700
Customer database – 7 years		38,100	8,700
License agreement – 10 years		73,240	73,240
Total identifiable intangibles		773,240	406,840
Less accumulated amortization		142,059	50,048
Net carrying amount	$	631,181	356,792

Amortization expense associated with the license agreement was $92,011 and $7,324 for 2008 and 2007, respectively. Estimated amortization expense for the identifiable intangibles is expected to be as follows: 2009, $89,311; 2010, $89,311; 2011, $83,207; 2012, $44,637; 2013, $44,637 and thereafter $280,078.

(9) Income Taxes

Income tax expense (benefit) for the years ended June 30 consists of:

		Current	Deferred	Total
2008:				
U.S. federal	$	(9,082)	(1,201,989)	(1,211,071)
State and local		11,016	(271,729)	(260,713)
	$	1,934	(1,473,718)	(1,471,784)
2007:				
U.S. federal	$	(134,760)	(32,576)	(167,336)
State and local		(14,430)	(4,435)	(18,865)
	$	(149,190)	(37,011)	(186,201)

Actual income tax expense (benefit) differs from the "expected" tax expense (benefit) computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes, as follows:

		2008	2007
Expected tax expense (benefit)	$	(3,371,289)	(92,223)
State taxes, net of federal tax benefit		(172,071)	(12,450)
Officers' life insurance		(3,916)	(3,479)
Non-deductible portion of goodwill impairment charge		2,035,542	-
Other, net		39,950	(78,049)
	$	(1,471,784)	(186,201)

Deferred income tax assets and liabilities related to the tax effects of temporary differences are as follows:

		2008	2007
Net deferred tax asset – current:			
Inventory capitalization for income tax purposes	$	84,285	62,447
Inventory reserve		139,820	117,348
Warranty reserve		81,576	77,584
Accrued product liability		7,126	12,521
Charitable contribution		4,181	2,846
Allowance for doubtful accounts		160,312	123,410
Total deferred tax asset - current	$	477,300	396,156
Net deferred tax asset (liability) – non-current:			
Deferred compensation	$	177,597	156,835
Property and equipment, principally due to differences in depreciation		(246,853)	(488,896)
R&D credit carryover		120,269	40,752
Restricted stock		6,004	-
Other intangibles		(239,972)	-
Non-compete and goodwill		1,375	1,974
Other		(7,087)	-
Operating loss carry forwards		1,116,718	-
Total deferred tax asset (liability) – non-current	$	928,051	(289,335)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(10) Major Customers and Sales by Geographic Location

During the fiscal years ended June 30, 2008 and 2007, sales to any single customer did not exceed 10% of total net sales.

Sales in the United States and other countries were approximately 98% and 2% for the fiscal year ended June 30, 2008 and approximately 95% and 5% for the fiscal year ended June 30, 2007.

(11) Common Stock and Stock Equivalents

On July 15, 2003, the Company approved an open-market share repurchase program for up to $500,000 of the Company's common stock. On November 27, 2007, the board approved an additional $250,000 for the open-market share repurchase program after the original $500,000 was exhausted. During the year ended June 30, 2008, the Company acquired and retired $280,440 of common stock. During the year ended June 30, 2007, the Company acquired and retired $244,682 of common stock.

During the years ended June 30, 2008 and 2007, the Company granted 7,764 and 7,476 shares of restricted common stock to directors as compensation, respectively.

The Company maintains a 2005 equity incentive plan for the benefit of employees. Incentive and nonqualified stock options, restricted common stock, stock appreciation rights, and other share-based awards may be granted under the plan. Awards granted under the plan may be performance-based. Effective November 27, 2007, the plan was amended to increase the number of shares available by one million shares as approved by the shareholders votes. At June 30, 2008, 908,180 shares of common stock were authorized and reserved for issuance, but were not granted under the terms of the 2005 equity incentive plan as amended.

The Company granted options to acquire common stock under its 2005 equity incentive plan for fiscal 2008 and 2007. The options are granted at not less than 100% of the market price of the stock at the date of grant. Option terms are determined by the board of directors, and exercise dates may range from six months to 10 years from the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007
Expected dividend yield	0%	0%
Expected stock price volatility	55-57%	55-58%
Risk-free interest rate	3.51 - 4.03%	4.50 - 5.03%
Expected life of options	10 years	7 years

The weighted average fair value of options granted during 2008 and 2007 was $.74 and $.75, respectively.

The following table summarizes the Company's stock option activity during the years ended June 30, 2008 and 2007:

	2008		2007	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	1,048,192	$ 1.40	1,129,858	$ 1.42
Options granted	648,370	1.07	40,959	1.22
Options exercised	(251,499)	.83	(1,664)	1.02
Options canceled or expired	(343,460)	1.14	(120,961)	1.54
Options outstanding at end of year	1,101,603	1.41	1,048,192	1.40
Options exercisable at end of year	679,523	1.62	1,041,816	1.39
Range of exercise prices at end of year		$0.73 - 3.00		$0.66 - 3.00

On August 16, 2000, the Company issued 80,000 options that were outside of its stock option plan. As of June 30, 2008 and 2007, there are 40,000 and 60,000 options outstanding respectively. The exercise price of the options ranges from $2 to $4. The options expire during fiscal 2009 through fiscal 2010.

The aggregate intrinsic value on the date of exercise of options exercised during the years ended June 30, 2008 and 2007 was $16,757 and $383, respectively

(12) Employee Benefit Plan

During 1991, the Company established a deferred savings plan which qualifies under Internal Revenue Code Section 401(k). The plan covers all employees of the Company who have at least six months of service and who are age 20 or older. For 2008 and 2007, the Company made matching contributions of 25% of the first $2,000 of each employee's contribution. The Company's contributions to the plan for 2008 and 2007 were $50,212 and $31,212, respectively. Company matching contributions for future years are at the discretion of the board of directors.

(13) Salary Continuation Agreements

As of June 30, 2008, the Company had salary continuation agreements with two key employees. The agreements provide a pre-retirement salary continuation income to the employee's designated beneficiary in the event that the employee dies before reaching age 65. This death benefit amount is the lesser of $75,000 per year or 50% of the employee's salary at the time of death, and continues until the employee would have reached age 65. The agreements also provide the employee with a 15-year supplemental retirement benefit if the employee remains in the employment of the Company until age 65. Estimated amounts to be paid under the agreements are being accrued over the period of the employees' active employment. As of 2008 and 2007, the Company has accrued $455,377 and $420,470, respectively, of deferred compensation under the terms of the agreements.

(14) Acquisition and Non-Cash Disclosure

On July 2, 2007, the Company completed the acquisitions of a 100% interest in five of its key independent distributors, Responsive Providers, Inc. of Houston, Texas; Therapy and Health Care Products, Inc. of Youngstown, Ohio; Cyman Therapy, Inc. of Detroit, Michigan; Al Rice and Associates, Inc. of Jeffersonville, Indiana; and Theratech Inc. of Minneapolis, Minnesota. The total consideration paid for the five separately negotiated acquisitions was approximately $5.7 million comprised of approximately $2.4 million in cash and 3,061,591 shares of common stock.

On June 30, 2007, the Company had completed the 100% interest acquisition of its largest independent distributor, Rajala Therapy Sales Associates of Pleasanton, California (Rajala). The Rajala purchase was $2,695,002, paid through a $1 million cash obligation and the issuance of 1.5 million shares of the Company's common stock.

The acquisition value of the dealers acquired was accounted for using the purchase method of accounting. Accordingly, the purchase price was assigned to the assets acquired and the liabilities assumed based on fair market values at the purchase date. The following table reflects the estimated fair values of the assets acquired and the liabilities assumed as of the acquisition dates:

	July 2, 2007 Acquisitions	June 30, 2007 Acquisition
Cash	651,828	67,839
Trade accounts receivable	1,160,976	900,322
Inventories	1,192,639	573,356
Prepaid expenses	4,782	42,629
Property and equipment	112,764	19,766
Intangible assets – weighted average 9 years	366,400	333,600
Cash surrender value of life insurance	207,563	-
Goodwill	3,512,779	1,876,734
Total assets acquired	7,209,731	3,814,246
Line of credit	-	(250,000)
Accounts payable and accrued expenses	(1,496,800)	(869,244)
Net assets acquired	5,712,931	2,695,002

The July 2, 2007, acquisitions resulted in a $175,188 deferred income tax liability and a corresponding increase to goodwill of $175,188 for the fiscal year ended June 30, 2008. The June 30, 2007, acquisition resulted in a $7,757 current income tax benefit and a $100,173 deferred income tax liability, the net amount of which was recognized as a $92,416 increase to goodwill in the fiscal year ended June 30, 2007.

Unaudited pro forma results of operations for the years ended June 30, 2008 and 2007, as though the six acquired dealers had been acquired as of July 1, 2006, are as follows:

	2008	2007
Net sales	$ 32,592,507	26,531,492
Net loss	(8,443,771)	(85,402)
Basic and diluted net loss per common share	(.62)	(.01)

(15) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value-related guidance previously issued within United States of America generally accepted accounting principles. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently reviewing SFAS 157 and has not yet determined the impact that the adoption of SFAS 157 will have on its results of operations or financial condition.

In December 2007, the FASB Statement 141R, "*Business Combinations*" ("SFAS 141R") was issued. SFAS 141R replaces SFAS 141. SFAS 141R requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest of the acquired company at fair value. SFAS 141R also requires transaction costs related to the business combination to be expensed as incurred. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effective date for the Company will be January 1, 2009. We have not yet determined the impact of SFAS 141R related to future acquisitions, if any, on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "*Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51,*" which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements. This is accomplished by requiring all entities, except not-for-profit organizations, that prepare consolidated financial statements to (a) clearly identify, label, and present ownership interests in subsidiaries held by parties other than the parent in the consolidated statement of financial position within equity, but separate from the parent's equity, (b) clearly identify and present both the parent's and the non-controlling's interest attributable to consolidated net income on the face of the consolidated statement of income, (c) consistently account for changes in parent's ownership interest while the parent retains it controlling financial interest in subsidiary and for all transactions that are economically similar to be accounted for similarly, (d) measure of any gain, loss or retained non-controlling equity at fair value after a subsidiary is deconsolidated, and (e) provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This statement also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods on or after December 15, 2008. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-11, "*Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.*" EITF06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after September 15, 2007. The Company does not expect EITF 06-11 will have a material impact on its financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133,* ("SFAS No. 161"), which requires companies to provide additional disclosures about its objectives and strategies for using derivative instruments, how the derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and related interpretations, and how the derivative instruments and related hedged items affect the Company's financial statements. SFAS No. 161 also requires companies to disclose information about credit risk-related contingent features in their hedged positions. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Although the Company will continue to evaluate the application of SFAS No. 161, management does not currently believe adoption will have a material impact on the Company's financial condition or operating results.

In April 2008, the FASB issued FSP FAS 142-3, "*Determination of the Useful Life of Intangible Assets*" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of FSP FAS 142-3 will have on its consolidated results of operation, cash flows or financial condition.

In May 2008, the FASB issued SFAS No. 162, The *Hierarchy of Generally Accepted Accounting Principles.* The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles for nongovernmental entities in the United States. SFAS No. 162 is effective 60 days following SEC approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company does not expect adoption of SFAS No. 162 will have a material impact on the Company's consolidated financial statements.

Corporate Information

Availability of Form 10-KSB

Dynatronics Corporation files an annual report on Form 10-KSB each year with the Securities and Exchange Commission. A copy of the Form 10-KSB for the fiscal year ended June 30, 2008, may be obtained at no charge by sending a written request to: Mr. Bob Cardon, Vice President of Administration, Dynatronics Corporation, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

Annual Meeting

The company's annual shareholders meeting will be Tuesday, November 25, 2008, at 4:00 p.m. MST at Dynatronics' corporate headquarters, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

General Information

Dynatronics Corporation, a Utah corporation organized on April 29, 1983, manufactures, markets and distributes a broad line of therapeutic, diagnostic and rehabilitation equipment, medical supplies and soft goods, treatment tables, and aesthetic massage and microdermabrasion devices to an expanding market of physical therapists, sports medicine practitioners and athletic trainers, chiropractors, podiatrists, orthopedists, plastic surgeons, dermatologists, aestheticians and other medical professionals.

Officers and Directors

Kelvyn H. Cullimore Jr.
Chairman of the Board, President, and CEO

Kelvyn H. Cullimore
Vice Chairman

Larry K. Beardall
Executive Vice President of Sales and Marketing and Director

Ronald J. Hatch
Vice President of Production and Research and Development

Terry M. Atkinson, CPA
Chief Financial Officer

Robert J. Cardon
Vice President of Administration,
Secretary and Treasurer

Howard L. Edwards
Director
Retired Corporate Secretary, ARCO Company

Val J. Christensen
Director
Executive Vice President & General Counsel, Energy Solutions, LLC

Joseph H. Barton
Director
Retired Sr. Vice President, GranCare Inc.

Mark A. Crockett
Director
Principal, Night Watch Capital

Accountants, Legal Counsel and Transfer Agent

Independent Registered Public Accountants
Tanner LC
Salt Lake City, Utah

Corporate Legal Counsel
Durham Jones & Pinegar
Salt Lake City, Utah

Intellectual Property Legal Counsel
Kirton & McConkie
Salt Lake City, Utah

Transfer Agent
Interwest Transfer Company
P.O. Box 17136
Salt Lake City, Utah 84117

Dynatronics Corporation Headquarters

7030 Park Centre Drive
Salt Lake City, Utah 84121
1.800.874.6251
http://www.dynatronics.com

This annual report contains forward-looking statements related to anticipated financial performance, product development and similar matters, securities laws provide a safe harbor for such statements. The company notes that risks inherent in its business and a variety of factors could cause or contribute to a difference between actual results and anticipated results.

DYNATRONICS CORPORATION HEADQUARTERS
7030 Park Centre Dr., Salt Lake City, Utah 84121
1.800.874.6251 - www.dynatronics.com

END